# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: The Honest Company, Inc., CIK 0001530979
CUSIP: 438333106
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 12130 Millennium Drive, Suite 500, Los Angeles, California (CA), 90094
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001858976-24-000004
Filed by CIK 0001858976

## Reporting persons
- Jessica Warren: type of reporting person: individual (IN); sole voting power 1,870,058; shared voting power 4,253,036; sole dispositive power 1,870,058; shared dispositive power 4,253,036; 5.4% of the class

## Item 1. Issuer
Name of issuer: The Honest Company, Inc.
Address of issuer's principal executive offices: 12130 Millennium Drive, Suite 500, Los Angeles, California, 90094

## Item 2. Person Filing
Name of person filing: Jessica Alba
Address of principal business office or, if none, residence:
12130 Millennium Drive, Suite 500, Los Angeles, CA
90094
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2025, Ms. Alba beneficially owned 6,123,094 shares of the Issuer's Common Stock, consisting of: (i) 4,253,036 shares held by the Warren Trust Dated 12/22/10, over which Ms. Alba and Mr. Warren share voting and investment power as trustees; (ii) 1,170,058 shares of the Issuer's Common Stock held directly by Ms. Alba; and (iii) 700,000 shares issuable pursuant to stock options held by Ms. Alba that are exercisable within 60 days of December 31, 2025.
Percent of class: Percent of Common Stock is based on the denominator of (i) 112,466,788 shares of the Issuer's Common Stock outstanding as of December 31, 2025; and (ii) 700,000 shares of the Issuer's Common Stock issuable pursuant to stock options held by Ms. Alba that are exercisable within 60 days of December 31, 2025 and deemed as outstanding Common Stock for purposes of computing this percentage in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended.
Sole power to vote or to direct the vote: 1,870,058
Shared power to vote or to direct the vote: 4,253,036
Sole power to dispose or to direct the disposition: 1,870,058
Shared power to dispose or to direct the disposition: 4,253,036

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- Jessica Warren: Jessica Warren, Jessica Warren (02/17/2026)